UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)

                            Trikon Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    896187101
               ---------------------------------------------------
                                 (CUSIP Number)

                          Wendy Schnipper Clayton, Esq.
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                            Wellesley, MA  02482-7910
                                  781-283-8500
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                  July 28, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
  schedule because of Rule 13d-1(b) (3) or (4), check the following box [   ].

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

                                  SCHEDULE 13D

CUSIP NO. 896187101                     PAGE 2 OF 9 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital Management, LLC
     04-3300754
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [   ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [   ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        11,090,192
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     11,090,192
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,090,192
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.8%
14   TYPE OF REPORTING PERSON *
     IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 896187101                     PAGE 3 OF 9 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     B III Capital Partners, L.P.
     04-3341099
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        11,090,192
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     11,090,192
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,090,192
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.8%
14   TYPE OF REPORTING PERSON *
     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 896187101                     PAGE 4 OF 9 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital III, LLC
     04-3317544
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        11,090,192
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     11,090,192
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,090,192
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.8%
14   TYPE OF REPORTING PERSON *
     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 896187101                     PAGE 5 OF 9 PAGES

     ITEM 1.   SECURITY AND ISSUER:

     This Amendment No. 3 to Schedule 13D ("Amendment No. 3") should be read in conjunction with the Schedule 13D dated October 29, 1997 ("Schedule 13D"), Amendment No. 1 dated April 24, 1998 ("Amendment No. 1") and Amendment No. 1 dated May 14, 1998 ("Amendment No. 2") each as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates. This Amendment No. 3 amends the
Schedule 13D, Amendment No. 1 and Amendment No. 2 only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13, Amendment No. 1 or Amendment No. 2.

     This filing of this Amendment No. 3 is not, and should not be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

     This statement relates to common stock, no par value per share (the "Shares") of Trikon Technologies, Inc., a California corporation (the "Company"). The principal executive offices of the Company are located at 9255 Deering Avenue, Chatsworth, California 91311.

     ITEM 3.   SOURCES AND AMOUNT OF FUNDS OR OTHER
               CONSIDERATION:

     Item 3 is deleted in its entirety and amended as follows:

     On May 14, 1998 B III Capital Partners, L.P. (the "Fund") received, as part of the exchange offer made by the Company of the $17,535,000 principal amount of the Company's 7 1/8% Convertible Subordinated Notes due 2001 (the "Notes") the following: (i) 4,839,739 Shares; (ii) 609,913 shares of Series H Preferred Stock (the "Series H Stock") and (iii) 6,250 shares of Series I Preferred Stock (the "Series I Stock").

     Each share of Series I Stock automatically converted into 1,000 shares of Common Stock (the "Conversion Ratio") effective July 28, 1998, upon the shareholders approval of the amendment to the Company's Charter that increased the

                                  SCHEDULE 13D

CUSIP NO. 896187101                     PAGE 6 OF 9 PAGES


number of authorized shares of Common Stock and decrease the number of authorized shares of preferred stock (the "Charter Amendment"). Therefore, as a result of the automatic conversion, the Fund may be deemed to beneficially own 6,250,453 Shares.

     Pursuant to the terms of the Series H Stock, each share of Series H Stock shall automatically convert into 1.4285 Shares if and when the closing price of the Common Stock is at a price in excess of $7.00 for a period of 30 consecutive trading days.

     Because the conversion of the Series H Stock is automatic, the number of Shares reported herein does not include the number of Shares that would be received upon the conversion of the Series H Stock.

     Other than as set forth on the attached Schedule B or as otherwise set forth herein, no purchases and/or sales have occurred within the last sixty days of this filing.


     ITEM 5.   INTEREST IN SECURITIES OF ISSUER:

     Paragraph (a) in Item 5 is deleted and amended as follows:

     (a) The Fund beneficially owns, and DDJ III and DDJ beneficially own as general partner and investment manager, respectively, of the Fund 11,090,192 Shares, or approximately 11.8% of the outstanding Shares of the Company. Neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A, beneficially own any other Shares.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS:

          Exhibit 99 (a) (1)  Limited Power of Attorney for Section 16(a) and
          Section 13(d) Filings

                                  SCHEDULE 13D

CUSIP NO. 896187101                     PAGE 7 OF 9 PAGES


                                   SIGNATURE:


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By:  / s / Wendy Schnipper Clayton
     -------------------------------------------
     Wendy Schnipper Clayton
     Attorney-In-Fact*

*Limited Power of Attorney filed with the SEC on October 30, 1998.

                                  SCHEDULE 13D

CUSIP NO.  896187101                    PAGE 8 OF 9 PAGES


                                   SCHEDULE A

     The name and present principal occupation or employment of each principal of DDJ Capital Management, LLC and the DDJ Affiliates are set forth below. The business address of each person and the address of the corporation or organization in which such employment is conducted is 141 Linden Street, Suite 4, Wellesley, MA 02482-7910. Mr. Breazzano and Ms. Mencher are U. S. citizens.


NAME                PRINCIPAL OCCUPATION OR EMPLOYMENT

David J. Breazzano  Principal of DDJ Capital Management, LLC, DDJ Galileo, LLC
                    and DDJ Copernicus, LLC

Judy K. Mencher     Principal of DDJ Capital Management, LLC, DDJ Galileo, LLC,
                    and DDJ Copernicus, LLC

                                  SCHEDULE 13D
CUSIP NO.  896187101                       PAGE 9 OF 9 PAGES



                                   SCHEDULE B
                                   ===========

Trikon Technologies, Inc.
=====================

     Set forth below is an itemization of all purchases and sales of Shares of Common Stock since May 29, 1998. The transactions were made for cash in open market transactions.

          TYPE:
          PURCHASE                       AGGREGATE
DATE      OR SALE        SHARES              PRICE




6/23/98 COVER (SHORT)   35,000          $22,970.50
6/25/98 COVER (SHORT)   25,000          $15,625.00
6/29/98 COVER (SHORT)   30,000          $18,594.00
6/30/98 COVER (SHORT)   30,000          $17,814.00
7/1/98  COVER (SHORT)   15,000           $8,437.50
7/6/98  COVER (SHORT)   10,000           $5,313.00
7/8/98  COVER (SHORT)   15,000           $7,969.50
7/20/98 COVER (SHORT)   15,000           $7,969.50
7/22/98 COVER (SHORT)   15,000           $7,969.50
7/23/98 COVER (SHORT)   73,300          $41,231.25